Ameer Ahmad, Esq.
Tel 312.456.8400
Fax 312.456.8435
ahmada@gtlaw.com

April 3, 2013

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, DC  20549

Re:	SCG Financial Acquisition Corp.
Schedule TO as amended
Filed February 11, 2013 and amended March 1, March 6, March 12, March 20, and March 28, 2013
File No. 005-86187

Dear Mr. Duchovny:

SCG Financial Acquisition Corp. (the “Company” or “SCG”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 6”) to its Schedule TO (File No. 005-86187), an amended and restated Offer to Purchase, dated April 3, 2013 (as so amended, the “Offer to Purchase”), and related tender offer documents. On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated April 2, 2013. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer to Purchase. Except as otherwise provided, page references included in the body of the Company’s responses are to the Offer to Purchase.

Unaudited Pro Forma Condensed Combined Balance Sheet For the Year Ended December 31, 2012, page 146

1.
We note your revision on page 149 to adjustment (V) where you briefly explain the positive additional paid-in capital adjustment totaling $38,905,833.  Please further revise to include a table listing the components of that amount to the extent they agree to the comparable adjustments elsewhere in the pro forma.  In this regard, the table would include amounts from adjustments (U) and (EE) as well as amounts related to the adjustments for deferred revenue, deferred tax liability and preliminary values of the intangible assets and goodwill acquired.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois 60601  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Daniel F. Duchovny, Special Counsel
April 3, 2013

RESPONSE:

Pursuant to the Staff’s request, the Company has revised the disclosure on page 149 to include a table listing the components of the positive additional paid-in capital adjustment.

Offer to Purchase

Symon Holdings Corporation

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-79

2.
We note your added disclosure regarding the contracts with resellers on page F-80.  Please further expand this disclosure to include whether Symon offers contractual rights of return and whether revenue on sales to resellers is recognized upon delivery, consistent with your disclosures on page 134.

RESPONSE:

Pursuant to the Staff’s request, the Company has expanded the disclosure on page F-80 regarding the Symon contracts with resellers.

*          *          *

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Ameer Ahmad

Ameer Ahmad

GREENBERG TRAURIG, LLP